NEWMARKET TECHNOLOGY, INC.
                         14860 Montfort Drive, Suite 210
                                Dallas, TX 75254

                                  May 25, 2010




Mr. Reid S. Hooper
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, DC 20549

Re:      NewMarket Technology, Inc.
         Preliminary Information Statement on Schedule 14C
         Filed May 5, 2010
         File No. 000-27917

Dear Mr. Hooper:

In response to the comment letter dated May 21, 2010 ("Comment Letter") the Company hereby acknowledges to the SEC the following:

- Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;



- The action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and



- The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                   Sincerely,

                                                     NEWMARKET TECHNOLOGY, INC.


                                                  /s/Philip J. Rauch
                                                  ------------------
                                                     Philip J. Rauch
                                                     Chief Financial Officer